UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova to Report Third Quarter 2017 Results on November 1, 2017”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2017	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova to Report Third Quarter 2017 Results on November 1, 2017

Conference Call to be held at 9:00 a.m. Eastern Time

Rehovot, Israel, October 2, 2017 - Nova (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today announced that it will release its results for the third quarter 2017 before the NASDAQ market opens on Wednesday, November 1, 2017.

Mr. Eitan Oppenhaim, President and Chief Executive Officer, and Mr. Dror David, Chief Financial Officer, will host a conference call that same day, November 1, 2017, at 9 a.m. Eastern Time.
To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: +1-888-349-9586
ISRAEL Dial-in Number: 1 80 924 5905
INTERNATIONAL Dial-in Number: +1-719-457-2602
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
3 p.m. Israeli Time
Please reference conference ID 6596939

The conference call will also be webcast live from a link on Nova's website at http://ir.novameasuring.com.

A replay of the conference call will be available from November 1, 2017 at 12 p.m. Eastern Time to November 8, 2017 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE   1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL   1-412-317-6671
Replay Pin Number:  6596939

A replay will also be available for 90 days on Nova's website at http://ir.novameasuring.com.

About Nova: Nova delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world's largest integrated-circuit manufacturers, Nova's products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today's high-end semiconductor market. Nova's technical innovation and market leadership enable customers to improve process performance, enhance products' yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at http://www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.